

June 25, 2012

Via E-mail
Mr. Lee Shavel
Chief Financial Officer and Executive Vice
President, Corporate Strategy
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

> **Re: The NASDAQ OMX Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 0-32651**

Dear Mr. Shavel:

We have read your supplemental response letter dated June 4, 2012, and have the following comment. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Goodwill, page F-20

1.   We note your response to comment 1 from our letter dated May 22, 2012. Please clarify whether you aggregated operating segments into your three reportable segments and tell us how you determined that the components within your Market Services operating segment have similar economic characteristics in order to be aggregated into a single reporting unit.

2.   Please quantify the amount and percentage by which the fair value of your Market Services reporting unit exceeded its carrying amount in the 2011 annual impairment test for goodwill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief